LOCAL.COM CORPORATION
7555 Irvine Center Drive
Irvine, Ca 92618
March 23, 2011
Mark P. Shuman
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Via EDGAR

Re:	Local.com Corporation Registration Statement on Form S-3 Filed January 14, 2011 File No. 333-171725
Dear Mr. Shuman:
     This letter responds to the comments set forth in the letter dated January 31, 2011 (the “Letter”) to Heath Clarke, Chief Executive Officer of Local.com Corporation (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form S-3 (File No. 333-171725) filed on January 14, 2011 (the “Form S-3”). We have reproduced below in bold font each of the Staff’s comments set forth in the Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Letter. Concurrently with the submission of this response, the Company is filing Pre-effective Amendment No. 1 to the Form S-3 (the “Amendment”) on the date hereof.
Incorporation of Certain Documents by Reference, page 17
1.	Please revise to incorporate by reference the current report on Form 8-K filed on January 20, 2011.
     The Company acknowledges the Staff’s comment and has incorporated by reference the Company’s current reports on Form 8-K filed on January 20, 2011, February 7, 2011, February 16, 2011 and March 15, 2011 in the Amendment.
2.	Please provide the disclosure called for by Item 12(b) of Form S-3.
     The Company acknowledges the Staff’s comment and has included in the Amendment the disclosure called for by Item 12(b) of Form S-3.

Exhibit 5.1
3.	Assumption (h) to the legal opinion states that you have assumed that the offer, issuance, sale and delivery of the Shares will not violate any applicable law or result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company. Please confirm to us that this assumption will not be included in the “clean” legal opinion that will be filed in the future in conjunction with a takedown offering from this shelf registration statement.
     The Company confirms that assumption (h) to the legal opinion will not be included in any “clean” legal opinion provided by our counsel that will be filed in the future in conjunction with any takedown offering from this shelf registration statement.
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (949) 341-5302 if you have any follow-up questions or comments.

Sincerely,
/s/ Scott Reinke
Scott Reinke
General Counsel

cc:	Heath B. Clarke, Chief Executive Officer Christopher M. Bartoli, Baker & McKenzie LLP